VIA EDGAR

July 6, 2020

United States Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Attention:      Courtney Lindsay

Re:                             Akero Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-1 (File No. 333-239685)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Akero Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 7, 2020, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling John M. Mutkoski at (617) 570-1073. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: John M. Mutkoski, by facsimile to (617) 801-8731.

If you have any questions regarding this request, please contact John M. Mutkoski of Goodwin Procter LLP at (617) 570-1073.

Sincerely,

AKERO THERAPEUTICS, INC.

/s/ Andrew Cheng
Andrew Cheng, M.D., Ph.D.
President and Chief Executive Officer

Cc:                             Andrew Cheng, President and Chief Executive Officer, Akero Therapeutics, Inc.

Jonathan Young, Chief Operating Officer, Akero Therapeutics, Inc.

John Mutkoski, Esq., Goodwin Procter LLP

Sam Zucker, Esq., Goodwin Procter LLP